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03011070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH, D.C. 153 SECTION

SEC FILE NUMBER 8-24954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATX LEASE FUNDING, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center, Suite 2200
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rory Snyder (415) 955-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

555 California Street, Suite 1700, San Francisco, California 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Davies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATX LEASE FUNDING, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Brent Davies 21 February 2003
Signature

President
Title

(Please see notarial language below.)
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
) ss.
County of San Francisco)

Subscribed and sworn to (or affirmed) before me on this 21st day of February, 2003.

FLORENCE P. MC GINTY
Commission # 1370646
Notary Public - California
San Francisco County
My Comm. Expires Aug 17, 2006

Florence P. McGinty
Notary Public

GATX LEASE FUNDING, INC.

Statement of Financial Condition

December 31, 2002

with

Report of Independent Auditors

GATX LEASE FUNDING, INC.

December 31, 2002

Facing Page 1
Table of Contents 2
Report of Independent Auditors 3
Statement of Financial Condition 4
Notes to Statement of Financial Condition 5

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

Board of Directors
GATX Lease Funding, Inc.

We have audited the accompanying statement of financial condition of GATX Lease Funding, Inc. (a California Corporation) as of December 31, 2002. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GATX Lease Funding, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 7, 2003

GATX LEASE FUNDING, INC.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	35,107
Receivable from parent company		311,073
Total assets	$	346,180
Stockholder's Equity		
Stockholder's equity:		
Common stock, $1 par value; 35,000 shares authorized, issued and outstanding		35,000
Reinvested earnings		311,180
Total stockholder's equity	$	346,180

See accompanying notes.

GATX Lease Funding, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The principal business of GATX Lease Funding, Inc. ('the Company") is to arrange lease transactions for investment by lessors. An initial fee is earned for the services provided to lessors, lessees, and in certain leases, the debt financing sources who have an interest in the transactions.

The Company is a wholly owned subsidiary of GATX Financial Corporation ("GATX"), formerly known as GATX Capital Corporation. GATX provides to the Company all administrative, analytical, systems, and clerical services in exchange for a portion of the initial fees, which the Company earns for its services. The general fee sharing arrangement is 99% to GATX and 1% to the Company; however, it can vary due to certain provisions in the agreement. GATX retained $1,106,766 in 2002 of initial fees under this agreement. GATX charges expenses incurred on the Company's behalf to the Company.

The Company files a consolidated federal income tax return with GATX. Federal taxes are provided based on GATX's federal statutory rate (35%). State taxes, if any, are paid by the parent and are not material to these financial statements.

Basis of Accounting

The accompanying statement of financial condition is presented using accounting principles generally accepted in the United States ("US GAAP"); however, the statement of financial condition does not necessarily reflect the financial position as if the Company were an independent entity. The preparation of US GAAP-basis statement of financial condition of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that these estimates, which are based on information available, as of the date of the statement of financial condition, are reasonable and prudent. Actual results could differ from these estimates.

Receivable from Parent Company

GATX guarantees the intercompany payable to the Company and is fully able to repay this amount when it deems appropriate. Federal and state tax payables are offset against this amount.

GATX Lease Funding, Inc.

Notes to Financial Statements

December 31, 2002

2. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the Security and Exchange Commission ("the Commission") under Rule 15c3-1. The Commission requirements also provide that the equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $35,107, which was $30,107 in excess of the amounts required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0:1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.